Exelis Inc. Fourth Quarter/Full-Year 2014 Results
February 27, 2015
Filed by Exelis Inc.
Commission File No. 001-35228
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Exelis Inc.
Commission File No. 001-35228

Safe Harbor Statement
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of
1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA.  These statements, as they relate to Exelis and Harris, the management of either such company or the proposed transaction between Exelis and Harris, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements.  These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them.  No forward-
looking statement can be guaranteed, and actual results may differ materially from those projected.  Exelis and Harris undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,”
“intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA.  Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including:  the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; restrictions imposed by outstanding indebtedness and indebtedness incurred in connection with the transactions;  worldwide and regional economic, business, and political conditions; changes in customer demand and requirements; business cycles and other industry conditions; the timing of new services or facilities; ability to compete with others in the industries in which Exelis and Harris operate; effects of compliance with laws; fluctuations in the value of currencies in major areas where operations are located; matters relating to operating facilities; effect and costs of claims (known or unknown) relating to litigation and environmental remediation;  ability to develop and further enhance technology and proprietary know-how; ability to attract and retain key personnel; escalation in the cost of providing employee health care; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the shareholders of Exelis and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Exelis’ and Harris’ respective reports filed with the SEC, including Exelis’ annual report on Form 10-K for the year ended December 31, 2014, and Harris’ annual report on Form 10-K for the year ended June 27, 2014 and quarterly reports on Form 10-Q for the quarters ended September 26, 2014, and January 2, 2015, in each case, as such reports may have been amended.  This document speaks only as of its date, and Exelis and Harris each disclaims any duty to update the information herein.

Additional Information; Participants in Solicitation
Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC.
Exelis SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT
DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF
THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED MERGER.  The final proxy statement/prospectus will be mailed to shareholders of Exelis.  Investors and security holders will be able to obtain the documents free of charge at the
SEC’s web site, www.sec.gov, from Harris at its web site, www.Harris.com, or from Exelis at its web site,
www.Exelisinc.com, or 1650 Tysons Blvd. Suite 1700, McLean, VA 22102, attention: Corporate Secretary.
Participants In Solicitation
Exelis and Harris and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger.
Information concerning Exelis’ participants is set forth in the proxy statement, dated March 26, 2014, for Exelis’
2014 annual meeting of shareholders as filed with the SEC on Schedule 14A.  Information concerning Harris’
participants is set forth in the proxy statement, dated September 9, 2014, for Harris’ 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Exelis and Harris in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the
SEC when they become available.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

2014 Highlights (1)
Book-to-bill > 1.0x, second year in a row
Key transitional year with significant portfolio changes
Successful spin-off of Vectrus
Augmented Strategic Growth Platforms with targeted acquisitions
Barco Orthogon (supporting Critical Networks)
Celestech (supporting Electronic Warfare)
Increased investment in IR&D and selling – driving 10% increase in
C4ISR segment total backlog and stable funded backlog y/y
Continued improvement in cost structure
Total number of facilities down 9% y/y; total footprint down  340K sqft
Total SG&A down 6% inclusive of a 9% increase in selling investment

Solid 2014 results position Exelis to achieve growth strategy and deliver shareholder value
(1) All 2013 and 2014 results reflect Exelis continuing operations, following the 2014 Vectrus spin-off.

Q4 2014 Results
(1) All 2013 and 2014 results reflect Exelis continuing operations, following the 2014 Vectrus spin-off.
(2) Fourth quarter 2013 results reflect Exelis continuing operations, including $14M of restructuring expense.
(3) 2014 adjusted operating income, operating margin and EPS excludes separation charges related to the Vectrus spin-off. 2013 Adjusted operating income, margin and EPS excludes separation charges related to the Vectrus spin-off and a tax accrual related to a pending settlement between the IRS and ITT Corporation, the former parent of Exelis.
(4) Free cash flow from continuing operations is defined as GAAP net cash provided by operating activities from continuing operations, less capital expenditures plus separation costs. This metric does not include dividend payments.
For Non-GAAP reconciliations, refer to appendix and http://investors.exelisinc.com

International customers accounted for 19% of Q4 funded orders
Strong Q4 performance by C4ISR segment, driven by volume and revenue mix
Generated $112M of Free Cash Flow (4) in the quarter
Quarterly profitability in line with expectations
Q4 2014 Results
$ millions, except per share amounts
2014 vs 2013
Funded Orders $         733 5%
Revenue $         933 +1%
Adjusted Operating Income $         145 +19%
Adjusted Operating Margin 15.5% +230 bps
Adjusted EPS $        0.47 +38%

Full Year 2014 Results

Stabilizing revenue on strength of C4ISR backlog; improving
profitability
International revenue up 11% over 2013
Free Cash Flow pressured by timing of revenue and collections
Year-over year improved profitability reflects aggressive cost controls, improved margin profile and stable funded backlog
2014 Results
(1)
$ millions, except per share amounts
2014 vs. 2013
Orders $           3,322 -9%
Revenue $           3,277 -2%
Adj. Operating Income (2) $               408 +22%
Adj. Operating Margin (2) 12.5% +250 bps
Adj. EPS (2) $             1.23 +29%
Free Cash Flow (FCF) (3) $              114 -3%
(1)
All 2013 and 2014 results reflect Exelis continuing operations, following the 2014 Vectrus spin-off.
(2)
2014 adjusted operating income, operating margin and EPS excludes separation charges related to the Vectrus spin-off. 2013 Adjusted operating income, margin and EPS excludes separation charges related to the Vectrus spin-off and a tax accrual related to a pending settlement between the IRS and ITT Corporation, the former parent of Exelis.
(3)
Free cash flow from continuing operations is defined as GAAP net cash provided by operating activities from continuing operations, less capital expenditures plus separation costs. This metric does not include dividend payments.
        For Non-GAAP reconciliations, refer to appendix and http://investors.exelisinc.com

2014 Backlog & Business Environment

Book-to-Bill > 1.0x
Key 2014 awards and milestones
IDECM Lot 11 Full Rate Production
Electronic warfare equipment to Turkey
Climate monitoring satellite payloads for U.S.
and  Japan
Completed building ADS-B ground network
Continued expansion of composite aerostructures
business
Over $200M in night vision and networked
communications awards
$2.8
$2.8
$6.3
$6.5

+310 bps Adjusted Operating Margin
(2)
-7% Funded Orders
C4ISR Segment

(1) All 2013 and 2014 results reflect Exelis continuing operations, following the 2014 Vectrus spin-off.
(2) 2013 and 2014 Adjusted Operating Income/Margin excludes charges related to the Vectrus spin-off and a tax accrual related to a pending settlement between the IRS and ITT Corporation, the former parent of Exelis.
For Non-GAAP reconciliations, refer to appendix and www.exelisinc.com/investors
Lower restructuring and SG&A
Full Year 2014 Results
(1)
$ millions, except per share amounts
2014 vs 2013
Funded Orders $      2,106 7%
Revenue 2,142%
Adjusted Operating Income
(2)
$          273 +33%
Adjusted Operating Margin
(2)
12.7% +310 bps
International weather payloads, international
Airborne EW, International communications
Airborne EW, Ship-based EW
Communications solutions products
Flat Revenue
-
_
radar and EW
products, Ship-based EW
$

+130 bps Adjusted Operating Margin
(2)
-11% Funded Orders
Professional Services
Space and Ground Range programs
-6% Revenue
FAA programs
Professional Services, Spacelift Range
Systems (SLRS)
I&TS Segment

(1) All 2013 and 2014 results reflect Exelis continuing operations, following the 2014 Vectrus spin-off.
(2) 2013 and 2014 Adjusted Operating Income/Margin excludes charges related to the Vectrus spin-off and a tax accrual related to a pending settlement between the IRS and ITT Corporation, the former parent of Exelis.
For Non-GAAP reconciliations, refer to appendix and www.exelisinc.com/investors
Full Year 2014 Results
(1)
$ millions, except per share amounts
Funded Orders
Revenue
Adjusted Operating Income (2)
Adjusted Operating Margin (2)
2014 vs 2013
$      1,216
$
11.9%
-6%
+5%
+130 bps
$      1,135
-11%
Award fee and contract productivity
improvements; Lower restructuring
135

Appendix

Reconciliation of Non-GAAP Measures

($ million, except per share) Q4 2014 Q4 2013 FY 2014 FY 2013
Net Income from Continuing Operations 87 61 230 178
Separation Costs for Vectrus Spin-off, net of tax 3                     -                7                                 -
Tax-related special items for the 2011 ITT Spin-off -                5                     -                             5
Adjusted Net Income from Continuing Operations 90 66 237 183
Net Income from Continuing Operations per fully diluted share $0.45 $0.31 $1.19 $0.93
Adjusted Net Income from Continuing Operations per fully diluted share $0.47 $0.34 $1.23 $0.95
Weighted Average Shares Outstanding, Diluted 191.3            194.2            193.2                        192.0
Management reviews key performance indicators including revenue, segment operating income and margins, orders growth, and backlog, among other metrics on a regular basis. In addition, we consider certain additional measures to be useful to management and investors evaluating our operating performance for the periods presented, and provide a tool for evaluating our ongoing operations, liquidity and management of assets. This information can assist investors in assessing our financial performance and measures our ability to generate capital for deployment among competing strategic alternatives and initiatives, including, but not limited to, acquisitions and debt repayment. These metrics, however, are not measures of financial performance under accounting principles generally accepted in the United States of America (GAAP) and should not be considered a substitute for revenue, operating income, income from continuing operations, or net cash from continuing operations as determined in accordance with GAAP. We consider the following non-GAAP measure, which may not be comparable to similarly titled measures reported by other companies, to be a key performance indicator:
“Adjusted net income from continuing operations” defined as net income from continuing operations, adjusted to exclude items that include, but are not limited to, significant charges or credits that impact current results, but are not related to our ongoing operations, unusual and infrequent non-operating items and non-
operating tax settlements or adjustments. A reconciliation of adjusted net income from continuing operations is provided below.

Reconciliation of Non-GAAP Measures (cont.)

“segment adjusted operating income from continuing operations” defined as operating income from continuing operations of our two segments, adjusted to exclude items that include, but are not limited to, significant charges or credits that impact current results, but are not related to our ongoing operations, unusual and infrequent non-operating items and non-operating tax settlements or adjustments. A reconciliation of segment operating income is provided below.
“segment adjusted operating margin from continuing operations” defined as segment adjusted operating income from continuing operations as defined above, divided by revenue from continuing operations.  A reconciliation of segment operating margin is provided below.
($ million) Q4 2014 Q4 2013 FY 2014 FY 2013
Orders from Continuing Operations 733               775               3,322                        3,636
C4ISR 490               480               2,106                        2,272
I&TS 243               295               1,216                        1,364
Revenue from Continuing Operations 933               922               3,277                        3,341
C4ISR 636               621               2,142                        2,136
I&TS 297               301               1,135                        1,205
Segment Operating Income from Continuing Operations, As Reported 141               116               397                            328
C4ISR 105               86                   266                            202
I&TS 36                   30                   131                            126
Separation Costs for Vectrus Spin-off and Tax-related special items for the 2011 ITT Spin-off, pre tax 4                     6                     11                              6
C4ISR 2                     4                     7                                 4
I&TS 2                     2                     4                                 2
Segment Operating Income from Continuing Operations, Adjusted
145                122                408                             334
C4ISR
107                90                   273                             206
I&TS
38                   32                   135                             128
Segment Operating Margin from Continuing Operations, As Reported
C4ISR
16.5% 13.8% 12.4% 9.5%
I&TS
12.1% 10.0% 11.5% 10.5%
Segment Operating Margin from Continuing Operations, Adjusted
15.5% 13.2% 12.5% 10.0%
C4ISR
16.8% 14.5% 12.7% 9.6%
I&TS
12.8% 10.6% 11.9% 10.6%
Operating Margin from Continuing Operations, As Reported
15.1% 12.6% 12.1% 9.8%
Operating Margin from Continuing Operations, Adjusted
15.5% 13.2% 12.5% 10.0%

Reconciliation of Non-GAAP Measures (cont.)

Quarter-to-Date Free Cash Flow Reconciliation
Q4 QTD 2014 Q4 YTD 2014 Q3 YTD 2014
($ million)
Cash Flow From Operating Activities from Continuing Operations
127                         160                   33
Subtract:
Capital Expenditures
(18)                          (53)                    (35)
Free Cash Flow from Continuing Operations
109                         107                   (2)
Add:
Separation Costs for Vectrus Spin-off, net of tax
3                              7                       4
Free Cash Flow from Continuing Operations, as Adjusted
112                         114                   2
defined as GAAP net cash provided by operating activities from continuing operations, less capital expenditures plus separation costs. This metric does not include dividend payments.
“Free cash flow from continuing operations”

Reconciliation of Non-GAAP Measures (cont.)

“Free cash flow from continuing operations” defined as GAAP net cash provided by operating activities from continuing operations, less capital expenditures plus separation costs. This metric does not include dividend payments.
Year-to-Date Free Cash Flow Reconciliation
Q4 YTD 2014 Q4 YTD 2013
($ million)
Cash Flow From Operating Activities from Continuing Operations
160 194
Subtract:
Capital Expenditures
(53) (76)
Free Cash Flow from Continuing Operations
107 118
Add:
Separation Costs for Vectrus Spin-off, net of tax
7 -
Free Cash Flow from Continuing Operations, as Adjusted
114 118